Exhibit 3.1

CERTIFICATE OF ELIMINATION OF

6.25% CONVERTIBLE PERPETUAL PREFERRED STOCK

OF WHITING PETROLEUM CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Whiting Petroleum Corporation, (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify as follows:

1. That, pursuant to Section 151 of the GCL and authority granted in the Company’s Restated Certificate of Incorporation, the Board of Directors of the Company (the “Board of Directors”) previously designated 3,450,000 shares of authorized shares of preferred stock of the Company as 6.25% Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) and established the voting and other powers, preferences, and relative, participating, optional or other rights of the Convertible Preferred Stock and the qualifications, limitations and restrictions thereof, and on June 18, 2009, filed a Certificate of Designations in the office of the Secretary of State of the State of Delaware with respect to the Convertible Preferred Stock, as subsequently amended on October 26, 2010 pursuant to that Certificate of Decrease filed in the office of the Secretary of State of the State of Delaware (as amended, the “Certificate of Designations”).

2. On June 27, 2013, all of the issued and outstanding shares of Convertible Preferred Stock were converted into shares of common stock of the Company in accordance with the Certificate of Designations, and therefore no shares of Convertible Preferred Stock are outstanding and no shares thereof will hereafter be issued subject to the Certificate of Designations.

3. That a Special Committee, duly authorized by the Board of Directors of the Company, by resolution adopted by unanimous written consent, pursuant to Section 141(f) of the GCL, on June 28, 2013, duly approved and adopted the following resolutions, which resolution remains in full force and effect on the date hereof:

RESOLVED, that no shares of the preferred stock, par value $0.001 per share, of the Company designated as 6.25% Convertible Perpetual Preferred Stock (the “Convertible Preferred Stock”) are outstanding as of 5:00 p.m. Eastern Time on June 27, 2013.

RESOLVED FURTHER, that no shares of Convertible Preferred Stock shall be issued pursuant to the Certificate of Designations of 6.25% Convertible Perpetual Preferred Stock after 5:00 p.m. Eastern Time on June 27, 2013.

RESOLVED FURTHER, that the proper officers, or any one or more of them, or their designees are authorized to execute and file with the Secretary of State of the State of Delaware a certificate or any other applications, notices or other documents, in order to eliminate the Certificate of Designations of 6.25% Convertible Perpetual Preferred Stock from the Company’s Restated Certificate of Incorporation.

FURTHER RESOLVED, that any and all actions heretofore taken or caused to be taken by the officers, agents and representatives of the Company, consistent with the tenor and purport of the foregoing resolutions, are hereby ratified, confirmed and approved on behalf of the Company in all respects.

4. That, in accordance with Section 151(g) of the GCL, upon the effective date of the filing of this Certificate, all matters set forth in the Certificate of Designations with respect to the Convertible Preferred Stock are hereby eliminated from the Company’s Restated Certificate of Incorporation, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.

[the next page is the signature page]

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed on its behalf this 28th day of June, 2013.

By:	/s/ Bruce R. DeBoer
Name:	Bruce R. DeBoer
Title:	Vice President, General Counsel and Corporate Secretary